UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 9; Exit Filing)*

Consolidated Communications Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

209034107

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	209034107	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Central Illinois Telephone, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER:

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Approximately 0.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

*	Percentages used are calculated based upon 50,433,553 shares of the Issuer’s common stock known by the Reporting Person to be issued and outstanding.

CUSIP No.	209034107	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Richard A. Lumpkin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		1,177,590 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,177,590 shares

WITH:	8	SHARED DISPOSITIVE POWER:

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,092,267 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	Percentages used are calculated based upon 50,433,553 shares of the Issuer’s common stock known by the Reporting Person to be issued and outstanding.

CUSIP No. 209034107	Page 4 of 8

Item 1(a)	Name of Issuer:

Consolidated Communications Holdings, Inc. (the "Issuer")

Item 1(b)	Address of Issuer's Principal Executive Offices:

121 South 17th Street
Mattoon, Illinois 61938-3987

Item 2(a)	Name of Person Filing:

Central Illinois Telephone, LLC and Richard A. Lumpkin

Item 2(b)	Address of Principal Business Office or, if none, Residence:

121 South 17th Street
Mattoon, Illinois 61938-3987

Item 2(c)	Citizenship:

Central Illinois Telephone is a limited liability company organized under the laws of Delaware.
Richard A. Lumpkin is a U.S. citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number:

209034107

CUSIP No. 209034107	Page 5 of 8

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 209034107	Page 6 of 8

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: On November 3, 2014, Central Illinois Telephone, LLC (“Central Illinois Telephone”) distributed all of the shares it owned in the Issuer’s common stock (the “Common Stock”) directly to Central Illinois Telephone’s members, which included trusts for which Mr. Lumpkin is the trustee and/or a beneficiary. Mr. Lumpkin, either directly or indirectly as the trustee and/or beneficiary of various trusts, is the record holder of 2,092,267 shares of Common Stock. For one of these trusts, the Richard Adamson Lumpkin Trust dated 2/6/70 fbo Richard A. Lumpkin, which is the record holder of 914,677 shares of Common Stock, Mr. Lumpkin is the beneficiary of the trust but has no voting or dispositive powers with respect to the shares held by that trust.

(b) Percent of class: 4.1% *

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 1,177,590 shares

(ii) Shared power to vote or to direct the vote None

(iii) Sole power to dispose or to direct the disposition of 1,177,590 shares

(iv) Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].
This Amendment No. 9 constitutes an exit filing for the Reporting Persons.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

*	Percentages used are calculated based upon 50,433,553 shares of the Issuer’s common stock known by the Reporting Person to be issued and outstanding.

CUSIP No. 209034107	Page 7 of 8

Item 10.	Certifications.

Not applicable.

EXHIBITS

Exhibit 1 Joint Filing Agreement (incorporated by reference to Exhibit 1 to Schedule 13G filed by the Reporting Persons on February 13, 2006).

CUSIP No. 209034107	Page 8 of 8

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2015

CENTRAL ILLINOIS TELEPHONE, LLC

By:	/s/ Richard A. Lumpkin

Name:	Richard A. Lumpkin
Title:	Manager

/s/ Richard A. Lumpkin

Richard A. Lumpkin, individually